Exhibit 99.8
Excerpt from Section 1 of « 2006-2007 Budget – Budget Plan », March 23, 2006

TABLE 1.2

ECONOMIC OUTLOOK FOR QUÉBEC
(percentage change)

	2005	2006	2007

OUTPUT
– Real gross domestic product	2.2	2.5	2.4
– Gross domestic product	4.5	4.2	4.0
COMPONENTS (in real terms)
– Consumption	3.7	2.7	2.3
– Residential investment	-2.3	-5.1	-3.9
– Nonresidential investment	4.9	7.6	3.2
– Investment in machinery and equipment	6.7	7.6	3.6
– Exports	3.8	4.2	4.7
– Imports	5.2	4.3	4.2
OTHER ECONOMIC INDICATORS
– Nominal consumption	5.6	4.7	4.0
– Housing starts (in thousands)	50.9	42.9	38.1
– Wages and salaries	3.9	4.4	3.7
– Personal income	4.2	4.6	4.0
– Corporate profits	3.5	5.7	5.4
– Consumer prices	2.3	2.3	1.9
LABOUR MARKET
– Labour force	0.7	1.4	1.2
– Employment	1.0	1.5	1.1
– Job creation (thousands)	36.8	55.2	42.6
– Unemployment rate (%)	8.3	8.2	8.2
CANADIAN FINANCIAL MARKETS
– 3-month Treasury bills (rate in %)	2.7	3.7	4.0
– 10-year bonds (rate in %)	4.1	4.4	5.1
– Canadian dollar (in US cents)	82.5	85.1	81.6